August 4, 2005

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:  Mr. Gopal Dharia

    Re:

    Thomson
    Form 20-F for the fiscal year ended December 31, 2004 (“Form 20-F”)

    Filed June 3, 2005

    File No. 1-14974

Dear Mr. Dharia:

Thank you for your comment letter on the above-referenced filing.  Set forth below are the responses of Thomson to your comments included in your letter from Larry Spirgel dated July 21, 2005.  To facilitate your review, we have provided Thomson’s responses immediately following each numbered comment.

This letter has been prepared in consultation with Ernst & Young Audit, Thomson’s Auditors, and Sullivan & Cromwell LLP, our U.S. counsel.

RESPONSES TO COMMENTS

Form 20-F for the year ended December 31, 2004

Item 5.  Operating and Financial Review and Prospects

Critical accounting policies, page 58

1. Please refer to your discussion of the net sales of each division described on pages 26 to 42 and Note 1(e) on page F-11.  Tell us in detail why you consider that your revenue recognition policy and the allowance for doubtful accounts policy are not critical accounting policies.  For additional guidance, please refer to Item 5 of Form 20-F and the Implementation Guidance to FR-60

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issued by the SEC in January 2002.  Disclose in future filings how accurate the estimates of the net realizable revenue have been in the past, and provide sensitivity analysis depicting reasonably likely scenarios had other variables been chosen in the determination of your estimates.  Refer to SEC Interpretive Release no. 33-8350 Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In response to the Staff’s comment, Thomson has reviewed three areas of accounting policy for consideration with a view to possible disclosure as critical accounting estimates: accounting for warranty and returns and licensing revenue recognition, both described in note 1 e) to its audited consolidated financial statements included in its annual report on Form 20-F for 2004, and its accounting policy for doubtful debts. Warranty reserve has been disclosed as a critical accounting policy on page 59 of Thomson’s 2004 annual report on Form 20-F.

After review of the guidance provided in the Commission’s Release no. 33-8098/34-45907 on Proposed Rule: Disclosure in Management’s Discussion and Analysis about the Application of Critical Accounting Policies, Thomson concluded that neither the policy concerning licensing revenue recognition nor that regarding allowance for doubtful receivables should be considered as critical accounting estimates in 2004 for the reasons described below.

Under the Release referred to above, an accounting estimate would be required to be disclosed as critical if both of the following conditions are met: (1) the accounting estimate required the registrant to make assumptions about matters that are highly uncertain (i.e., dependent on events that are remote in time and that may or may not occur, or not capable of being readily calculated from generally accepted methodologies or derived with some degree of precision from available data) at the time the accounting estimate was made, and (2) different estimates that the registrant reasonably could have used in the current period, or changes in the accounting estimates that are reasonably likely to occur from period to period, would have a material impact on the presentation of its financial condition, changes in financial condition or results of operations.

(i) Revenue Recognition for Thomson’s Licensing Activity:

Thomson’s policy in relation to licensing revenue recognition is to record revenue when it is earned pursuant to written signed contracts with the licensee, usually covering a period of 3 to 5 years.  Revenue is recorded based on estimates made quarterly on a contract-by-contract basis.  These estimates are based on (a) the per-unit-sold royalty rate provided under the related contract, (b) past periods’ (quarterly, half-yearly, annually) revenue trends from the relevant licensee in respect of the related contract or underlying

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products, (c) current market analyses on underlying product sales by the relevant licensee, and (d) cash collection analyses performed on the licensee. Thomson believes that these estimates are not dependent on events that are remote in time and that they are capable of being derived with a substantial degree of precision from available data.  As a consequence, Thomson believes that such estimates do not require Thomson to make assumptions about matters that are highly uncertain.

In addition, Thomson reviews on a quarterly basis the difference between estimated and actual revenue figures derived from cash collected from licensees, and has concluded that these differences (and therefore different estimates that it reasonably could have used or changes in estimates reasonably likely to occur from period to period) have no material impact on the presentation of its financial condition, changes in financial condition or results of operations.  In 2004, these differences between estimated and actual figures were less than € 5 million, i.e less than 1% of total licensing revenues.

Accordingly, Thomson believes that its licensing revenue recognition policy did not constitute a critical accounting estimate at year-end 2004.

However, in response to the Staff’s comment, Thomson is willing to provide in its annual report on Form 20-F for 2005 the differences between accrued revenue and subsequent cash collection for each of the fiscal years 2005, 2004 and 2003.

(ii) Allowance for Doubtful Receivables:

Thomson assesses allowances for doubtful receivables on the basis of group accounting procedures, methodology and criteria, such as ageing analysis and assessment of the creditworthiness of the counterparty and certainty of the receivable (e.g., the existence of a dispute or litigation making the recoverability questionable).  Emphasis is placed on reflecting the actual economic conditions of the relevant group entity in the specific local context in which it operates.  Thomson does not accrue a general bad debt provision determined on a statistical basis, but rather applies a case-by-case analysis to each receivable based on historical trends and analysis of the specific counterparty and receivable.  Thomson generates a substantial part of its revenue from large, creditworthy groups and has had no history of material losses from uncollected receivables.  Further, in accordance with SAB 104, Thomson does not record revenue from transactions where significant credit risks remain with the seller.  The aggregate amount of allowances for doubtful receivables as of December 31, 2004 and December 31, 2003 equals € 42 million and € 48 million, respectively, and represents a stable amount of 3.4% and 3.5% of the trade accounts receivable gross, respectively.  Thomson therefore believes that different estimates that it reasonably could have used or changes in estimates reasonably likely to occur from period to period would have no material impact on the presentation of its

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financial condition, changes in financial condition or results of operations.  Consequently, Thomson does not consider its policy on allowances for doubtful receivables as a critical accounting estimate.

However, in response to the Staff’s comment, Thomson is willing to provide in its annual report on Form 20-F for 2005 the differences between accruals for doubtful account and actual losses for each of the fiscal years 2005, 2004 and 2003.

Financial Statements

Notes to the Consolidated Financial Statements

Note 1.  The Group and Summary of Significant Accounting Principles

Note 1(d) Financial Instruments

2. Please disclose in future filings the circumstances under which you hedge the marketable equity investments.

In response to the Staff’s comment, Thomson decides whether to hedge marketable equity investments on a case-by-case basis and will disclose this policy in its annual report on Form 20-F for 2005.

Note 29.  Subsequent Events, page F-79

3. Please refer to the February 25, 2005 sale of Videocolor subsidiary to the Indian company for 10 Euro.  You indicate that prior to disposal; you recapitalized the business with 103 million Euro of cash.  Tell us the amount of loss that you expect to record on the sale of Videocolor subsidiary.  Please provide us additional information to understand why you sold the Videocolor subsidiary for 10 Euro.

In October 2004, Thomson announced a change of strategy regarding its displays business involving the partnership or disposal, as a whole or in part, of the majority of this business, which was the major part of its Components segment. As part of the implementation of this strategy, Thomson sought to dispose of the displays manufacturing activities of its Italian subsidiary Videocolor Spa, after carving out from this subsidiary certain research and development activities and investments relating to other group activities held in this legal entity.  The displays manufacturing activities of Videocolor in Italy after this carve-out were essentially made up of the Anagni plant, which

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was transferred to Videocon, an Indian company, on February 25, 2005, following the signature of the agreements at the end of January.

The aggregate amount of loss Thomson expected to record on the sale of Videocolor is € 303 million.  This amount is composed of (i) an impairment charge on long-lived assets for € 99 million (reducing them to zero) and a write-down of inventories for € 16 million, both recorded as of year-end 2004 and included in the € 530 million one-off charge disclosed in note 18 to Thomson’s consolidated financial statements for 2004 in connection with Thomson’s strategy to seek partnerships in its displays business; and (ii) the payment to Videocon of an incentive to help finance the implementation of the re-industrialisation of the Anagni site of a maximum of € 188 million, comprising the € 103 million recapitalization of Videocolor by way of an equity contribution at the closing date of the sale in 2005 and an additional cash payment of € 85 million due in 2006, such incentive when discounted to take into account time value and the potential reduction of such additional payment linked to the future performance of Videocolor under the reindustrialisation plan amounted to € 170 million net.  In accordance with FAS 144 § 37, this € 188 million could not be accrued for in 2004, as FAS 144 §37 stipulates that losses shall adjust only the carrying amount of a long-lived asset. As a consequence, because the transaction closed only on February 25, 2005, the related charge has been recorded in 2005 and reflected in Thomson’s announced results for the first half of 2005.

The aggregate amount of this expected loss and its timing was included in the estimated cash and non-cash costs related to the implementation of Thomson’s strategy for its displays business disclosed in note 29 to its consolidated financial statements, together with a complementary € 80 million write-down of the displays long-lived assets in its Polish plants following the receipt in late February 2005 of external preliminary, non-binding indications of interest for its displays assets in Poland, Mexico and China. The amount of € 365 million disclosed consists of the € 170 million net discounted value of the € 188 million incentive payments and the € 195 million recorded in 2004 (comprising the € 99 million write-off of long-lived assets, the € 16 million inventories’ write–down, and the € 80 million write-off on the Polish displays assets).

The Anagni facility was a loss-making asset. Thomson deemed it unlikely that this plant could be sold as a going concern with the other displays assets that the group sought to partner. The incentive payments referred to above were deemed by Thomson to be necessary in order to achieve the disposal of this unprofitable subsidiary and to achieve the continuation of some manufacturing activity at the site, rather than to wind down the Anagni displays facility, which Thomson believes would have involved comparable or greater cash costs (as confirmed by an external appraisal it commissioned in late 2004), including substantial lay-off costs, over a longer period of time, and would have substantially delayed implementation of Thomson’s strategy. A shut-down would also have

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required a significant commitment of Thomson management resources, and would have raised sensitive social issues including in this particular region of Italy.

Note 31 – Summary of differences between accounting principles followed by the company and accounting principles accepted in the United States, page F-88

4. Refer to your reconciliation of net income as reported to net income in accordance with US GAAP.  We were unable to recalculate the adjustments in the reconciliation using your disclosures.  Show us how you determined the following adjustments:

  Restructuring
  Purchase price allocation and amortization of recognized intangible assets
  Goodwill amortization and impairment SFAS 142
  Revenue recognition

In response to the Staff’s comment, the following adjustments were determined as set out below:

  Restructuring
    The disclosure table in note 31(b)(i) (page F-91 – column “net change”) shows for 2004 an increase of the liability of € 27 million. This implies a total € (27) million adjustment on the income statement, compared to the actual adjustment of € (21) million disclosed in the table in note 32(b) (page F-145). The € 27 million net change on page F-99 is reconciled with the income statement change on page F-145 through the following three items:
    Under French GAAP, Thomson reversed impairment charges recognized in previous years through restructuring for an amount of € 14 million. Under U.S GAAP these reversals should not occur as the “new cost basis” principle applies. As a consequence, U.S. GAAP depreciation expenses are reduced by € 1 million each year.
    The € 4 million adjustment on the “CASA” retirement plan that is set forth in the restructuring note (first row of the table on page F-91) is not recorded under the restructuring line item of the table on page F-145, but under the “pension” line of the table on page F-145. As such this difference might have been shown as a reclassification in the restructuring note rather than as an adjustment.

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    Employee termination costs amounting to € 9 million and related to the closure of Marion Line 3 decided in 2003, were recognized in 2003 under U.S. GAAP pursuant to FAS 88 but only in 2004 under French GAAP. The related positive effect has not been included in the restructuring table disclosed in page F-91.
    Summary for 2004
• Net change on the Restructuring table page F-91	€ (27) million
• Impact of previous year write down	€ 1 million
• CASA plan	€ (4) million
• Closure of Marion Line 3	€ 9 million
Total restructuring adjustment Page F-145	€ (21) million

For 2003, the difference between the schedule in F-92 showing a change of € 44 million and the reconciliation of net income in page F-145 showing an adjustment of € 47 million is due to the CASA reclassification (explained above) for € (3) million.

For 2002, there is no difference.

  Purchase price allocation and amortization of intangible assets
    The discussion in the disclosure on pages F-119 to F-121 shows a € (17) million adjustment compared to € (27) million stated in the table in note 32 page F-145.
• Amounts in the disclosure on pages F-119 to F-121 are net of tax, while impacts on the income statement (page F-145) are before tax. The impact of deferred tax amounts to € 6 million attributable to intangibles amortization at Duplitek and Vidfilm for € 4 million and € 2 million, respectively.
• In addition, there is an adjustment of € (4) million for the reversal through the income statement under French GAAP of restructuring charges made at the acquisition date. Under U.S. GAAP, such reversals should be charged directly to goodwill according to EITF 95-3. Out of these € (4) million, € (2) million are disclosed in page F-120 in relation to the PDSC acquisition.

The same explanation applies to 2002 and 2003.

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  Goodwill amortization and FAS 142 impairment
    The discussion on page F-122 shows for year 2004 a € 96 million adjustment, which is the same amount shown on the table in note 32. It is composed of:
• Reversal of goodwill amortization	€ 130 million
• Carrying value of goodwill sold	€ (7) million
• Write-off of goodwill	€ (27) million
Total	€ 96 million
    For years 2002 and 2003, the difference between the gross amount reversed and the net income adjustment relates to the Singingfish goodwill amortization as indicated in note (s) page F-122 for € 4 million and € 2 million respectively for 2002 and 2003.
  Revenue Recognition
    The discussion in the disclosure on pages F-123 to F-124 shows a € 22 million adjustment compared to € 21 million in the table in note 32.
      The above € 22 million adjustment is as follows:
• F124 - Technicolor	€ 2 million
• F124 – Licensing	€ 24 million
• F124 – Rebates	€ (4) million
Total	€ 22 million
      The difference is due to rounding (the actual figure is € 21.6 million).
    For 2002 and 2003, the adjustments shown in page F-145 are fully described in note (t).

5. To help the reader better understand the impact of the differences please include summarized or condensed financial statements prepared in accordance with US GAAP.

In response to the Staff’s comment, Thomson believes it has provided sufficient information for the reader to understand the impact of the significant differences between French and U.S. GAAP as they apply to Thomson.  However, to facilitate and enhance the reader’s understanding, Thomson will include in its next annual report on

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Form 20-F, as part of the reconciliation footnote of its 2005 IFRS financial statements to U.S. GAAP, a summarized income statement and balance sheet prepared in accordance with U.S. GAAP for the same periods and as of the same dates presented in its IFRS financial statements included in that document.

6. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thomson hereby acknowledges the following:

  Thomson is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  Thomson may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

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Please direct any questions or comments regarding the enclosed material to the undersigned at 331 41 86 62 77, at Thomson, Jérôme Guirauden of Ernst & Young Audit at 331 55 61 06 43 or Nikolaos Andronikos of Sullivan & Cromwell LLP or his colleagues listed below at 331 73 04 10 00.

Very truly yours,

Julian D. Waldron

cc:

Larry Sprigel
Ivette Leon
(Securities and Exchange Commission)

Marie-Ange Debon
Gilles Billoud
James Johnson
Emmanuel Janin
(Thomson)

Jerome Guirauden
Elise Martini
(Ernst & Young Audit)

Richard C. Morrissey
Nikolaos G. Andronikos
Lucas H. Carsley
(Sullivan & Cromwell LLP)